Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of October 23, 2017, setting forth by month the number of individual smoking and health cases against Philip Morris USA Inc. that are scheduled for trial through December 31, 2017.

2017

Engle progeny

October	0

November	3

December	4

As of October 23, 2017, there are two Engle progeny cases in trial.

Other Individual Smoking & Health

October	0

November	0

December	0

As of October 23, 2017, there is one non-Engle progeny case in trial.